UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

New Fortress Energy Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
644393100
(CUSIP Number)
September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	644393100

1	NAME OF REPORTING PERSON FINCO I Intermediate Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,399,317[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,399,317[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,399,317
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%[2]
12	TYPE OF REPORTING PERSON OO, HC

[1]	Solely in its capacity as the sole member of Fortress Investment Group LLC, which may be deemed to indirectly beneficially own the securities reported herein.
[2]
All percentages of Class A Common Stock contained herein are based on 251,419,302 shares of Class A Common Stock outstanding as of November 8, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.

CUSIP No.	644393100

1	NAME OF REPORTING PERSON FINCO I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,399,317[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,399,317[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,399,317
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON OO, HC

[1]	Solely in its capacity as the sole member of FINCO I Intermediate Holdco LLC.

CUSIP No.	644393100

1	NAME OF REPORTING PERSON FIG Parent, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,399,317[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,399,317[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,399,317
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON OO, HC

[1]	Solely in its capacity as the sole member of FINCO I LLC.

CUSIP No.	644393100

1	NAME OF REPORTING PERSON Foundation Holdco LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,399,317[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,399,317[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,399,317
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON PN, HC

[1]	Solely in its capacity as the sole member of FIG Parent, LLC.

CUSIP No.	644393100

1	NAME OF REPORTING PERSON FIG Buyer GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,399,317[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,399,317[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,399,317
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON OO, HC

[1]	Solely in its capacity as the general partner of Foundation Holdco LP.

EXPLANATORY NOTE
The securities reported herein may be deemed to be indirectly beneficially owned by Fortress Investment Group LLC (“Fortress Investment Group”).  Fortress Investment Group and certain of its affiliates (collectively, the “Other Fortress Entities”) filed a Schedule 13G on February 12, 2021.  On May 14, 2024, pursuant to an internal reorganization consummated in connection with a series of transactions involving Other Fortress Entities management, Mubadala Investment Company (“Mubadala”) and SoftBank Group Corp., in which Other Fortress Entities management and a consortium led by Mubadala’s wholly owned asset management subsidiary Mubadala Capital, indirectly acquired all of the economic interest in Fortress Investment Group (the “Mubadala Transaction”), the Reporting Persons (as defined below) may be deemed to have acquired beneficial ownership of the securities beneficially owned by Fortress Investment Group at the time of the Mubadala Transaction reported herein.  This Statement represents an initial Schedule 13G filed by the Reporting Persons with respect to their beneficial ownership of the securities reported herein.  The Other Fortress Entities have separately filed a Schedule 13G reporting their beneficial ownership in Issuer (as defined below) securities.  The Reporting Persons intend to file any future required Schedule 13G amendments jointly with the Other Fortress Entities, if applicable.
Item 1(a)	Name of Issuer
The name of the issuer is New Fortress Energy Inc. (the “Issuer”).
Item 1(b)	Address of Issuer’s Principal Executive Offices
The Issuer’s principal executive offices are located at: 111 W. 19th Street, 8th Floor, New York, NY 10011.
Item 2(a)	Name of Person Filing
This statement is filed by (collectively, the “Reporting Persons”):
(i)	FINCO I Intermediate Holdco LLC, a Delaware limited liability company (“FINCO I IH”), which is the sole member of Fortress Investment Group;
(ii)	FINCO I LLC, a Delaware limited liability company, which is the sole member of FINCO I IH;
(iii)	FIG Parent, LLC, a Delaware limited liability company (“FIG Parent”), which is the sole member of FINCO I LLC;
(iv)	Foundation Holdco LP, a Delaware limited partnership (“Foundation Holdco”), which is the sole member of FIG Parent; and
(v)	FIG Buyer GP, LLC, a Delaware limited liability company (“FIG Buyer”), which is the general partner of Foundation Holdco.
The Joint Filing Agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached as Exhibit B herein.
Item 2(b)	Address of Principal Business Office or, if None, Residence
The address of the principal business office of each Reporting Person is:  c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Item 2(c)	Citizenship
See Item 4 of each of the cover pages.
Item 2(d)	Title of Class of Securities
Class A Common Stock, par value $0.01 per share.
Item 2(e)	CUSIP No.
644393100
Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☑ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
(a)	Amount Beneficially Owned: See Item 9 of each of the cover pages.
(b)	Percent of Class: See Item 11 of each of the cover pages.
(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or direct the vote: See Item 5 of each of the cover pages.
(ii)	Shared power to vote or direct the vote: See Item 6 of each of the cover pages.
(iii)	Sole power to dispose or direct the disposition: See Item 7 of each of the cover pages.

(iv)	Shared power to dispose or direct the disposition: See Item 8 of each of the cover pages.
Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
See Exhibit A attached.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2024

FINCO I INTERMEDIATE HOLDCO LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FINCO I LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FIG PARENT, LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FOUNDATION HOLDCO LP
By:	FIG Buyer GP, LLC, its general partner

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FIG BUYER GP, LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary